UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
____________________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 11, 2014 entitled “Arcos Dorados Reports Fourth Quarter and Full Year 2013 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 11, 2014

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR 2013 FINANCIAL RESULTS

Achieved double-digit organic revenue and Adjusted EBITDA growth in the quarter and full year on double-digit expansion in comparable sales

Buenos Aires, Argentina, March 11, 2014 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the fourth quarter and audited results for the full year ended December 31, 2013.

Fourth Quarter 2013 Highlights
•
Revenues totaled $1.05 billion, an increase of 3.6% or 15.8% on an organic basis year-over-year, as double-digit comparable sales growth and the contribution from new restaurants more than offset local currency depreciation.

•	Systemwide comparable sales increased by 10.6% year-over-year.

•	Adjusted EBITDA increased by 5.7% to $118.0 million, on an as reported basis. Excluding currency translation and special items, Adjusted EBITDA was 20.0% higher year-over-year.

•
Net income was $32.1 million compared to $44.2 million one year ago, mainly due to a one-time charge related to the full redemption of the 2019 Notes, included within “Net interest expense”. Organic net income grew by 25.5%.

Full Year 2013 Highlights
•
Revenues amounted to $4.03 billion, a 6.2% year-over-year increase or 16.7% rise on an organic basis, as double-digit comparable sales growth and revenues from new restaurants more than offset local currency depreciation.

•	Systemwide comparable sales increased by 11.2% year-over-year.
•	130 new restaurants opened in 2013 and contributed to the overall restaurant count of 2,062. Capital expenditures for the year totaled $313.5 million.
•	Adjusted EBITDA improved versus the prior year and totaled $344.5 million, increasing 1.1%, or 18.7% on an organic basis.
•
The Company reported net income of $53.9 million, down from $114.3 million one year ago. The results mainly reflect higher foreign currency exchange losses and higher net interest expense, primarily due to one-time charges related to the debt restructuring in both 3Q13 and 4Q13. On an organic basis, net income increased by 16.2% to $103.4 million.

“I am pleased to report double-digit growth in our consolidated operating results for both the fourth quarter and full year 2013. Despite an economic deceleration in a number of key markets, revenue growth was solidly in line with guidance. Adjusted EBITDA exceeded our annual target, due to G&A leverage and proactive currency hedging.”

“We remain the dominant player in the industry, with an unparalleled restaurant portfolio. From this position of strength, and in response to a deterioration in the operating environment, we are adjusting the pace of our unit expansion for 2014. Nevertheless, we expect double-digit top line growth in 2014 and a higher baseline level of operating profitability as we focus on expanding market share, maximizing traffic and containing costs.”

“Our 30-year history in the region equips us with tested strategies to improve operating results in challenging market conditions. As the largest franchisee of one of the world’s most iconic brands in an underpenetrated region, I remain confident in the Company’s long-term prospects,” said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

Fourth Quarter 2013 Results

Consolidated

	Financial Highlights (Million US$)
	4Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	1,948				2,062
Sales by Company-operated Restaurants	965.1		(117.8)	153.6	1,001.0	3.7%	15.9%
Revenues from franchised restaurants	44.5		(5.5)	6.0	45.0	1.1%	13.4%
Total Revenues	1,009.7		(123.3)	159.6	1,046.0	3.6%	15.8%
Systemwide Comparable Sales						10.6%
Adjusted EBITDA	111.6	1.5	(15.5)	20.4	118.0	5.7%	20.0%
Adjusted EBITDA Margin	11.1%				11.3%	2.1%
Net Income attributable to AD	44.2	(13.5)	(7.5)	8.8	32.1	-27.4%	25.5%
No. of shares outstanding ('000)	209,529				209,867
EPS ($ per share)	0.21				0.15

(4Q13 = 4Q12 + Special items + Currency translation + Organic growth). Please refer to “Definitions” section for further detail.

Arcos Dorados’ fourth quarter revenues increased by 3.6% to $1.05 billion, as organic revenue growth of 15.8% was partially offset by the depreciation of local currencies, mainly in Brazil, Venezuela and Argentina. Strong organic revenue growth was driven by a 10.6% expansion in systemwide comparable sales and a contribution of $58.5 million in constant currency from the net addition of 114 restaurants during the last 12-month period. The Caribbean division and SLAD reported double-digit increases in comparable sales and organic revenues.

Marketing activities in the fourth quarter included strong promotions in the Company’s value platform across the region, and the successful launch of premium products such as the Cheddar Bacon Onion, and campaigns including Dijon and Tabasco. The Dessert category also outperformed internal targets.

Adjusted EBITDA ($ million)
Breakdown of main variations contributing to 4Q13 Adjusted EBITDA

Adjusted EBITDA for the fourth quarter was $118.0 million, representing a 5.7% increase compared to the same period of 2012. Adjusting for special items and currency impact, organic adjusted EBITDA grew by 20.0%, supported by double-digit comparable sales growth, the contribution from new restaurants and 85 basis points of organic G&A leverage.

Special items impacting Adjusted EBITDA consisted of:

($ million)	4Q13	4Q12	Variation
Recovery of Brazilian taxes (i)	-	$12.0	($12.0)
Reversal (accrual) of PAT provision in Brazil (ii)	$9.1	($2.0)	$11.1
Royalty waiver for Venezuela	$2.0	$1.2	$0.8
CADs net expense (iii)	($0.03)	($1.7)	$1.7
Total	$11.1	$9.6	$1.5
I.	Please refer to 4Q12 earnings release.
II.	Employee meals program in Brazil.
III.	Compensation expense. Includes the result from the total equity return swap entered into 3Q12 to hedge the expense.

The reported Adjusted EBITDA margin as a percentage of total revenues increased over 20 basis points to 11.3%, compared to the fourth quarter of 2012.

All divisions except the Caribbean achieved improved margins versus the previous year. Additionally, reported G&A as a percentage of revenues decreased by 105 basis points compared to the year-ago period.

Net income attributable to the Company was $32.1 million in the fourth quarter of 2013, compared to $44.2 million in the same period of 2012. The result reflects improved operating and foreign exchange results, which were more than offset by higher net interest expense, losses from derivative instruments and increased income tax recognized in the quarter.

Non-operating Results

Non-operating results for the quarter reflected (i) an increase in net interest and derivative instrument expenses, mainly attributable to a $10.8 million one-time charge related to the full redemption of the 2019 Notes, a $4.2 million loss incurred in connection with the unwind of the cross currency swap, and $2.9 million of additional interest year-over-year on incremental debt, and (ii) a foreign currency exchange loss of $3.5 million compared with a higher loss of $5.3 million in 4Q12.

Income tax expense for the quarter totaled $21.3 million, resulting in an effective tax rate of 39.8% for the quarter, compared to 26.2% in the year-ago period. The higher 4Q13 effective tax rate was mainly explained by the reversal of certain valuation allowances over deferred tax assets in 4Q12 and by a one-time charge related to the full redemption of the 2019 Notes, that reduced income before taxes in 4Q13.

The Company reported basic earnings per share (EPS) of $0.15 in the fourth quarter of 2013, compared to $0.21 in the previous corresponding period.

Analysis by Division:

Brazil Division

	Financial Highlights (Million US$)
	4Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	731				812	11.1%
Systemwide Comparable Sales						2.2%
Revenues	483.1		(51.0)	45.8	477.8	-1.1%	9.5%
Adjusted EBITDA	82.3	(0.9)	(9.1)	9.8	82.1	-0.3%	13.5%

Brazil revenues declined by 1.1% in the fourth quarter, however, excluding an 11% year-over-year average depreciation in the Brazilian Real, organic revenues grew by 9.5%. Product mix management and menu board adjustments drove a 2.2% increase in systemwide comparable sales. Throughout the year, the Company implemented a successful marketing calendar, which in the fourth quarter included the Tabasco Campaign and the addition of the Double Bacon sandwich in the GPPP value platform.

While the Company continued to gain market share, supported by brand strength and compelling marketing initiatives, performance in Brazil was affected by a soft consumption environment.

The net addition of 81 restaurants during the last 12-month period contributed $32.8 million to revenues in constant currency during the quarter. The openings brought the year-end restaurant total to 812.

Adjusted EBITDA decreased by 0.3% in the fourth quarter of 2013. Reported Adjusted EBITDA margin increased by 14 basis points to 17.2% and was driven by reduced payroll costs and G&A expenses, mainly as a consequence of the reversal of the PAT provision.

Special items impacting Adjusted EBITDA in the quarter included the reversal of the PAT provision in 4Q13 (compared to a charge in 4Q12) and the recovery of tax credits from prior periods in 4Q12. Excluding currency movements and the aforementioned special items, fourth quarter organic Adjusted EBITDA increased by 13.5%, driven by revenue growth and G&A leverage.

NOLAD

	Financial Highlights (Million US$)
	4Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	503				507	0.8%
Systemwide Comparable Sales						-2.3%
Revenues	101.5		(0.3)	1.3	102.4	0.9%	1.2%
Adjusted EBITDA	9.1	-	(0.0)	0.6	9.6	6.0%	6.3%

NOLAD’s revenues grew by 0.9% or 1.2% on an organic basis, year-over-year. Systemwide comparable sales declined by 2.3%, mainly affected by a weak consumer environment in Mexico and Costa Rica. Additionally, the net addition of 4 restaurants during the last 12-month period contributed $3.6 million to revenues in constant currency.

Adjusted EBITDA increased by 6.0% to $9.6 million, from $9.1 million in the previous corresponding period. The reported Adjusted EBITDA margin increased by 45 basis points to 9.4%, due to lower Food and Paper and Occupancy & Other Operating Expenses as a percentage of revenues. On an organic basis, Adjusted EBITDA increased by 6.3%.

SLAD

	Financial Highlights (Million US$)
	4Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	361				378	4.7%
Systemwide Comparable Sales						21.3%
Revenues	222.6		(47.6)	59.8	234.8	5.5%	26.9%
Adjusted EBITDA	24.8	-	(6.6)	9.7	27.9	12.7%	39.2%

SLAD’s revenues grew by 5.5% or 26.9% on an organic basis (excluding currency movements, mainly the devaluation of the Argentine Peso) compared to the fourth quarter of 2012. During the quarter, systemwide comparable sales increased by 21.3% on stable volumes. The Company implemented a successful marketing calendar, including the addition of the Premium Angus Burger line and Chicken McWraps to the Flavors Festival campaign, as well as the launch of McFlurry Vauquita in the Dessert category in Argentina. The net addition of 17 restaurants during the last 12-month period contributed $14.5 million to revenues in constant currency in the quarter.

Adjusted EBITDA increased by 12.7% year-over-year, or 39.2% on an organic basis, resulting in an Adjusted EBITDA margin of 11.9%. The 76 basis points margin expansion was supported by leverage in F&P and payroll costs. These factors were partially offset by higher Occupancy and Other Operating Expenses as a percentage of revenues.

Caribbean Division

	Financial Highlights (Million US$)
	4Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	353				365	3.4%
Systemwide Comparable Sales						27.2%
Revenues	202.5		(24.3)	52.8	230.9	14.0%	26.1%
Adjusted EBITDA	24.4	0.8	(3.9)	3.2	24.5	0.2%	14.0%

The Caribbean division reported revenue growth of 14.0% in the fourth quarter of 2013. Excluding currency movements (mainly the devaluation of the Venezuelan Bolivar), organic revenues increased by 26.1% compared to the fourth quarter of 2012. Systemwide comparable sales increased by 27.2%, driven by average check. Despite ongoing challenging conditions in Venezuela, brand preference remained strong. The Company maintained its leading market share through the execution of a strong marketing calendar, including the Cheddar Bacon Onion (beef and chicken), and the launch of McFlurry Tres Leches and McFlurry Flaquito Chocolate in the Dessert category. The net addition of 12 restaurants during the last 12-month period contributed $7.7 million to revenues in constant currency.

Adjusted EBITDA grew by 0.2% and amounted to $24.5 million in 4Q13. The Adjusted EBITDA margin declined 146 basis points to 10.6%, driven by higher payroll costs and new legislation on rents in Venezuela, which more than offset efficiencies in all other costs items in the division.

Special items impacting Adjusted EBITDA included the recognition of a royalty waiver from McDonald’s Corporation of $2.0 million in 4Q13, versus $1.2 million in 4Q12. On an organic basis, Adjusted EBITDA increased by 14.0% compared to the year-ago period.

New Unit Development

Total Restaurants (eop)*	Dec. ‘13	Sept. ‘13	June ‘13	Mar. ‘13	Dec. ‘12
Brazil	812	762	746	735	731
NOLAD	507	503	502	503	503
SLAD	378	372	369	366	361
Caribbean	365	356	354	355	353
TOTAL	2,062	1,993	1,971	1,959	1,948
LTM Net Openings	114	113	113	116	108

*Considers company-operated and franchised restaurants at period-end
Note: Information for SLAD and Caribbean reflects the new division restructuring

The Company completed 130 restaurant openings for the year ended December 31, 2013. The openings brought the year-end total to 2,062 restaurants. Also in 2013, the Company added 317 dessert centers and 20 McCafés, bringing the total to 2,259 and 348 respectively.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $175.6 million at December 31, 2013. The Company’s total financial debt (including derivative instruments) was $785.0 million. Net debt was $609.4 million and the Net Debt/Adjusted EBITDA ratio was 1.8x at December 31, 2013.

Cash generated from operating activities was $133.5 million in the fourth quarter of 2013, while cash used in financing activities amounted to $130.8 million. During the quarter, capital expenditures amounted to $164.3 million, including a $57.4 million real estate purchase in Venezuela.

Full Year 2013

For the full year ended December 31, 2013, the Company’s revenues reached $4.03 billion, up 6.2% or 16.7% on an organic basis. Systemwide comparable sales grew by 11.2%, supported by positive contributions from Brazil, SLAD and the Caribbean division.

Adjusted EBITDA was broadly stable year-over-year, increasing by 1.1% to $344.5 million. The Adjusted EBITDA margin contracted 43 basis points year-over-year to 8.5%, driven by higher F&P (due to the impact of the devaluation of local currencies on dollar-linked costs, mainly in Venezuela) and payroll costs as a percentage of sales, which more than offset lower G&A as a percentage of revenues.

On an organic basis, Adjusted EBITDA increased by 18.7%, driven by solid growth in Brazil and SLAD, while the organic Adjusted EBITDA margin increased by 14 basis points year-over-year, supported by 72 basis points of leverage in organic G&A.

Special items impacting the year-over-year change in Adjusted EBITDA consisted of:

($ million)	FY13	FY12	Variation
Recovery of Brazilian taxes (i)	-	$12.0	($12.0)
Reversal (accrual) of PAT provision in Brazil (ii)	$3.3	($3.3)	$6.5
Royalty waiver for Venezuela	$8.0	$5.0	$3.0
CADs net (expense) gain (iii)	($1.2)	$11.6	($12.9)
Total	$10.0	$25.4	($15.4)

I.	Please refer to 4Q12 earnings release.
II.	Employee meals program in Brazil.
III.	Compensation expense. Includes the result from the total equity return swap entered into 3Q12 to hedge the expense.

For the full year 2013, consolidated net income attributable to the Company amounted to $53.9 million, compared with $114.3 million registered in 2012. The decline primarily reflects higher foreign currency exchange losses (explained by the depreciation of local currencies, including the devaluation of the Bolivar in Venezuela), and also higher net interest expense (primarily due to one-time charges related to the debt restructuring), all of which were partially offset by slightly lower income tax expense. The effective tax rate was 44.2% in 2013, compared to 28.8% in 2012, and was impacted by the aforementioned one-time charges affecting net interest expense, as well as the loss incurred as a result of the devaluation in Venezuela, all of which have no related tax benefits. Excluding the impact of such charges, the effective tax rate would have remained at the low end of guidance. On an organic basis, net income was $103.4 million, increasing by 16.2%.

Cash generated by operating activities was $217.0 million for the year, while cash provided by financing activities amounted to $102.3 million. Additionally, total capital expenditures amounted to $313.5 million for the year, which includes a $57.4 million real estate purchase in Venezuela.

2014 Guidance

The Company’s outlook for full year 2014 growth versus 2013 is provided on an organic basis (constant currency and excluding special items in both years). Guidance for 2014 also excludes the Venezuelan business, as explained below.

2014
Revenue Growth	+ 13% - 16%
Adjusted EBITDA Growth	+ 15% - 18%
Effective Tax Rate	35% - 37%
Capital Expenditures (US$)	$200 million
Restaurant openings (Gross)	90

The increasingly complex operating environment in Venezuela has reduced the degree of certainty with respect to full year projections for the Venezuelan operation.
Importantly, the Company believes that its Venezuelan business will not require operating cash support during the 2014 calendar year. Please refer to the Company’s Form 6-K filed with the SEC today, which provides Venezuela’s revenue and operating income for 2011, 2012 and 2013.

Quarter Highlights & Recent Developments

Restaurant opening target for 2014-2016
The Company agreed with McDonald’s Corporation on February 11, 2014, to open a minimum of 250 restaurants during the 3-year period from 2014 to 2016.

Full redemption of 2019 Notes
In December 2013, the Company exercised its option to redeem all of the outstanding principal amount of Arcos Dorados B.V. 7.50% Senior Notes due 2019 at a redemption price equal to 109.129% of the principal amount of the Notes, plus accrued and unpaid interest. The transaction resulted in a one-time, non-operating charge of $10.8 million in net interest expense, which was recognized in the fourth quarter of 2013.

Reversal of the PAT provision in Brazil
After being notified of the confirmation of a preliminary ruling issued in October of 2013 by Brazilian authorities in favor of the Company regarding an employee meals program, also known as Programa de Alimentação do Trabalhador (PAT), in 4Q13 the Company reversed a provision that was in place from August 2012 through September 2013. The reversal amounted to $9.1 million and, combined with lower payroll costs in 4Q13 when compared to 4Q12, resulted in a 4Q13 benefit of $11.1 million year-over-year. The ruling will result in reduced payroll costs going forward.

Dividend
On January 3, 2014, the Company paid the fourth installment of its 2013 Dividends.  The total amount paid was $12.5 million or $0.0596 per share on outstanding Class A and Class B shares, thus completing a total payment for the year of $50.0 million or $0.24 per share for the full year 2013.

Daniel Schleiniger Appointed as Investor Relations Director
Daniel Schleiniger joined the Company as the new Corporate Director of Investor Relations. Daniel began his career as a corporate banking relationship manager for one of Brazil’s largest banks and has held positions in equity research, investor relations, financial planning and analysis as well as treasury and portfolio management. Daniel holds a bachelor of science degree in chemistry from the University of Delaware (USA) and an MBA in Finance from the same academic institution. Daniel will be based in Miami.

Annual General Shareholders Meeting
On March 6, 2014, the Board set the date for the Company’s Annual General Shareholders’ Meeting. The AGM will be held on April 21, 2014, in Bogotá, Colombia, at 10:00 a.m. (local time), to all shareholders as of record on March 19, 2014.

Investor Relations Contact
Daniel Schleiniger
Arcos Dorados – IR Director
daniel.schleiniger@ar.mcd.com
+54 11 4711-2675
www.arcosdorados.com

Media Contact:
Farrell Kramer
MBS Value Partners
farrell.kramer@mbsvalue.com
+1 212 710-9685

Definitions:
Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.
Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.
Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,062 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of December 2013. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2013. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

Fourth Quarter & Full Year 2013 Consolidated Results
(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Twelve-Months ended
	Dec 31,		Dec 31,
	2013	2012	2013	2012
REVENUES
Sales by Company-operated restaurants	1,000,966	965,142	3,859,883	3,634,371
Revenues from franchised restaurants	45,037	44,535	173,427	163,023
Total Revenues	1,046,003	1,009,677	4,033,310	3,797,394
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(342,959)	(333,338)	(1,350,515)	(1,269,146)
Payroll and employee benefits	(198,994)	(198,094)	(814,112)	(753,120)
Occupancy and other operating expenses	(268,646)	(258,633)	(1,055,188)	(984,004)
Royalty fees	(49,154)	(47,948)	(188,885)	(180,547)
Franchised restaurants - occupancy expenses	(15,620)	(14,860)	(63,273)	(56,057)
General and administrative expenses	(77,473)	(85,414)	(317,745)	(314,619)
Other operating (expenses) income, net	(2,474)	8,705	(15,070)	(3,261)
Total operating costs and expenses	(955,320)	(929,582)	(3,804,788)	(3,560,754)
Operating income	90,683	80,095	228,522	236,640
Net interest expense	(29,585)	(14,496)	(88,156)	(54,247)
(Loss) Gain from derivative instruments	(4,099)	146	(4,141)	(891)
Foreign currency exchange results	(3,528)	(5,349)	(38,783)	(18,420)
Other non-operating income (expenses), net	10	(396)	(848)	(2,119)
Income before income taxes	53,481	60,000	96,594	160,963
Income tax expense	(21,298)	(15,703)	(42,722)	(46,375)
Net income	32,183	44,297	53,872	114,588
Less: Net income attributable to non-controlling interests	(93)	(76)	(18)	(256)
Net income attributable to Arcos Dorados Holdings Inc.	32,090	44,221	53,854	114,332
Earnings per share information ($ per share):
Basic net income per common share	$ 0.15	$ 0.21	$ 0.26	$ 0.55
Weighted-average number of common shares outstanding-Basic	209,867,426	209,529,412	209,754,176	209,529,412
Adjusted EBITDA Reconciliation
Operating income	90,683	80,095	228,522	236,640
Depreciation and amortization	28,381	27,022	114,860	92,328
Operating (income) charges excluded from EBITDA computation	(1,069)	4,490	1,085	11,593
Adjusted EBITDA	117,995	111,607	344,467	340,561
Adjusted EBITDA Margin as % of total revenues	11.3%	11.1%	8.5%	9.0%

Fourth Quarter & Full Year 2013 Results by Division
(In thousands of U.S. dollars)

	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	Dec 31,		/	Curr.	Dec 31,		/	Curr.
	2013	2012	(Decr.)	Incr/(Decr) %	2013	2012	(Decr.)	Incr/(Decr) %
Revenues
Brazil	477,834	483,102	-1.1%	9.5%	1,842,324	1,797,556	2.5%	13.3%
Caribbean	230,907	202,466	14.0%	26.1%	830,447	754,730	10.0%	19.7%
NOLAD	102,449	101,528	0.9%	1.2%	407,772	384,041	6.2%	4.3%
SLAD	234,813	222,581	5.5%	26.9%	952,767	861,067	10.6%	26.7%
TOTAL	1,046,003	1,009,677	3.6%	15.8%	4,033,310	3,797,394	6.2%	16.7%

Operating Income
Brazil	70,731	69,683	1.5%	12.9%	188,445	193,339	-2.5%	8.0%
Caribbean	14,846	14,906	-0.4%	23.8%	37,837	40,692	-7.0%	12.7%
NOLAD	(471)	(3,568)	-86.8%	-86.0%	(5,314)	(5,557)	4.4%	13.5%
SLAD	23,790	19,463	22.2%	53.0%	84,324	74,824	12.7%	33.6%
Corporate and Other	(18,213)	(20,389)	-10.7%	12.4%	(76,770)	(66,658)	-15.2%	-37.8%
TOTAL	90,683	80,095	13.2%	29.2%	228,522	236,640	-3.4%	9.0%

Adjusted EBITDA
Brazil	82,071	82,318	-0.3%	10.8%	245,957	240,954	2.1%	13.0%
Caribbean	24,497	24,444	0.2%	16.3%	67,180	69,109	-2.8%	10.2%
NOLAD	9,638	9,091	6.0%	6.3%	27,397	26,738	2.5%	1.9%
SLAD	27,940	24,802	12.7%	39.2%	105,495	93,756	12.5%	31.6%
Corporate and Other	(26,151)	(29,048)	-10.0%	4.4%	(101,562)	(89,996)	-12.9%	-27.8%
TOTAL	117,995	111,607	5.7%	19.6%	344,467	340,561	1.1%	12.8%

Average Exchange Rate per Quarter

	Brazil	Mexico	Argentina

4Q13	2.28	13.01	6.07
4Q12	2.06	12.95	4.80
Local $ per 1 US$

 Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)

	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents	175,648	184,851
Accounts and notes receivable, net	110,696	105,019
Other current assets (1)	380,107	311,628
Total current assets	666,451	601,498
	-
Non-current assets
Property and equipment, net	1,244,311	1,176,350
Net intangible assets and goodwill	70,375	67,271
Deferred income taxes	97,687	133,708
Other non-current assets (2)	101,435	70,336
Total non-current assets	1,513,808	1,447,665
Total assets	2,180,259	2,049,163
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	311,060	244,365
Taxes payable (3)	137,492	125,713
Accrued payroll and other liabilities	141,970	150,690
Other current liabilities (4)	52,562	50,845
Provision for contingencies	1,748	507
Financial debt (5)	14,324	6,154
Total current liabilities	659,156	578,274
Non-current liabilities
Accrued payroll and other liabilities	35,446	40,115
Provision for contingencies	13,074	20,092
Financial debt (5)	771,171	655,365
Deferred income taxes	6,113	9,007
Total non-current liabilities	825,804	724,579
Total liabilities	1,484,960	1,302,853
Equity
Class A shares of common stock	358,820	351,654
Class B shares of common stock	132,915	132,915
Additional paid-in capital	17,250	18,634
Retained earnings	404,287	400,761
Accumulated other comprehensive losses	(218,735)	(158,821)
Total Arcos Dorados Holdings Inc shareholders’ equity	694,537	745,143
Non-controlling interest in subsidiaries	762	1,167
Total equity	695,299	746,310
Total liabilities and equity	2,180,259	2,049,163
(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Derivative instruments", "McDonald´s Corporation´ indemnification for contingencies" and "Deferred income taxes".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation´ indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Long-term debt" and "Derivative instruments".

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	As of	As of
	December 31,	December 31,
	2013	2012
Cash & cash equivalents	175,648	184,851
Total Financial Debt (i)	785,005	659,788
Net Financial Debt (ii)	609,357	474,937
Total Financial Debt / LTM Adjusted EBITDA ratio	2.3	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.8	1.4

(i)
Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $0.5 million and $1.7 million as a reduction of financial debt as of December 31, 2013 and 2012, respectively).

(ii)  Total financial debt less cash and cash equivalents.